                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             ---------------------

                          SALTON/MAXIM HOUSEWARES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    795757103
                                 (CUSIP NUMBER)

                                 PAUL BERKOWITZ
                                GREENBERG TRAURIG
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                   MAY 19, 1998
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS. 240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX / / .



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CUSIP NO. 795757103


  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Windmere-Durable Holdings, Inc. ("Windmere") (59-1028301)
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS

              WC, BK
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    6,535,072*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   6,535,072*
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,535,072*
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ X ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 50%
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 (14)     TYPE OF REPORTING PERSON

              CO
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          * Does not include 458,500 shares subject to an option granted by issuer to Windmere which was previously described in Item 3 of Windmere's original statement on Schedule 13-D dated July 17, 1996 (26,500 shares were purchased by Windmere pursuant to a partial exercise of such option on October 31, 1997).

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 6 is hereby amended by adding thereto the following:

         On May 19, 1998, Windmere-Durable Holdings, Inc. (the "Company") and Salton-Maxim Housewares, Inc. ("Salton") jointly announced that the Board of Directors of the Company and a Special Committee of the Board of Directors of Salton had approved the Stock Agreement which the two companies had entered into on May 6, 1998. Pursuant to that agreement, under certain terms and conditions, Salton has the right to purchase the Company's approximate 50% equity interest in Salton, and, if Salton fails to exercise or close its right to purchase such interest, the Company has the right to acquire the remaining equity interest which it does not own. The joint press release of the Company and Salton dated May 19, 1998 is incorporated by reference to Exhibit (f) hereto.

         The foregoing reference to the Stock Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit (e) to Amendment No. 1 to the Company's Schedule 13-D, and to a corrected form of Schedule I to Exhibit A to such agreement, filed herewith as Exhibit (g).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Item 7 is hereby amended and supplemented by adding thereto the following exhibits:

         (f) Press Release dated May 19, 1998 jointly issued by the Company and Salton.

         (g) Corrected form of Schedule I to Exhibit A to the Stock Agreement dated as of May 6, 1998 by and between the Company, Salton and certain Salton Executive Related Parties (as defined therein).



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 20, 1998



                                           WINDMERE-DURABLE HOLDINGS, INC.

                                           By: /s/ Harry D. Schulman
                                              ------------------------------
                                              Harry D. Schulman
                                              Senior Vice President, Finance and
                                              Administration



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                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
2.1*        --    Stock Purchase Agreement dated February 27, 1996, as amended, between Windmere and Salton.

2.2*        --    Stockholder Agreement dated July 11, 1996 between Windmere and
                  Salton.

2.3*        --    Registration Rights Agreement dated July 11, 1996 between
                  Windmere and Salton.

2.4*        --    Press Release dated May 6, 1998 jointly issued by Windmere and
                  Salton.

2.5*        --    Stock Agreement dated as of May 6, 1998 by and between Salton,
                  Windmere and certain Salton Executive Related Parties (as defined therein), together with Exhibits thereto.

2.6         --    Press Release dated May 19, 1998 jointly issued by the
                  Company and Salton.

2.7         --    Corrected form of Schedule I to Exhibit A to the Stock
                  Agreement dated as of May 6, 1998 by and between the Company, Salton and certain Salton Executive Related Parties (as defined therein).

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*  Previously filed